04045460

October 7, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

SUPPL

RECEIVED OCT 18 2004 SEC MAIL PROCESSING WASH, D.C. 183 SECTION

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

PROCESSED
OCT 18 2004
THOMSON
FINANCIAL

File No. 82-4395

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from August 1 2004 to September 30 2004.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

dlw 10/18

Yours faithfully,

By: ______________________

Takahiro Yazawa
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4461, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM AUGUST 1, 2004 TO SEPTEMBER 30, 2004

A. ENGLISH LANGUAGE DOCUMENTS

1. Annual Report for fiscal 2003 (Exhibit A1).

B. JAPANESE LANGUAGE DOCUMENTS

1. Extraordinary Reports:
   See Annex B for a brief description.

   (a) Extraordinary Report dated August 2, 2004(*) (Exhibit B1(a)).
   (b) Extraordinary Report dated August 2, 2004(*) (Exhibit B1(b)).
   (c) Extraordinary Report dated September 21, 2004(*) (Exhibit B1(c)).

2. Amendment Reports of Extraordinary Reports:
   See Annex B for a brief description.

   (a) Amendment Report of Extraordinary Report dated September 30, 2004(*) (Exhibit B2(a)).
   (b) Amendment Report of Extraordinary Report dated September 30, 2004(*) (Exhibit B2(b)).

3. Public Announcements (summary English translations attached):

   (a) "Proposal for Integration Sent to UFJ" dated August 9, 2004 (Exhibit B3(a)).
   (b) "Public Disclosure of SMFG's Proposal for Integration" dated August 11, 2004 (Exhibit B3(b)).
   (c) "SMFG's Proposal regarding Integration Ratio etc., Sent to UFJ" dated August 24, 2004 (Exhibit B3(c)).
   (d) "Statement on Media Reports on "SMFG's Proposal regarding Integration Ratio etc."" dated August 27, 2004 (Exhibit B3(d)).
   (e) "SMFG's Proposal regarding Capital Enhancement to UFJ, Sent to UFJ" dated August 30, 2004 (Exhibit B3(e)).
   (f) "Notice regarding Rest of Conversion Price of Type 3 Preferred Stock issued by Sumitomo Mitsui Financial Group, Inc." dated September 8, 2004 (Exhibit B3(f)).
   (g) "Comments on Announcement by UFJ" dated September 13, 2004 (Exhibit B3(g)).
   (h) "Extension of Expiration Date for Integration Ratio" dated September 24, 2004 (Exhibit B3(h)).
   (i) "Business Alliance between Sumitomo Mitsui Financial Group and Promise" dated September 27, 2004 (Exhibit B3(i)).
   (j) "Notice regarding Repayment of Public Fund Preferred Stocks and Repurchase of Capital Stock" dated September 30, 2004 (Exhibit B3(j)).

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

########

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Extraordinary Reports:

   (a) Report to the Minister of Finance concerning an issuance of stock, which was exchanged with stock of SMBC Finance Business Planning on September 21, 2004. (*) (Exhibit B1(a))
   (b) Report to the Minister of Finance concerning an issuance of stock, which was exchanged with stock of SMBC Loan Business Planning on September 21, 2004. (*) (Exhibit B1(b))
   (c) Report to the Minister of Finance concerning change of special subsidiaries. (*) (Exhibit B1(c))

2. Amendment Reports of Extraordinary Reports:

   (a) Report to the Minister of Finance concerning an amendment of Extraordinary Report dated August 2, 2004 regarding an issuance of stock, which was exchanged with stock of SMBC Finance Business Planning on September 21, 2004. (*) (Exhibit B1(a))
   (b) Report to the Minister of Finance concerning an amendment of Extraordinary Report dated August 2, 2004 regarding an issuance of stock, which was exchanged with stock of SMBC Loan Business Planning on September 21, 2004. (*) (Exhibit B1(b))

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

# # # # # # # #

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成16年8月2日
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　　西　川　善　文
【本店の所在の場所】	東京都千代田区有楽町一丁目1番2号
【電話番号】	(03) 3501-1111 (大代表)
【事務連絡者氏名】	財務企画部副部長　　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	証券取引法の規定による備置場所はありません。

1 【提出理由】

当行は、平成16年７月30日開催の取締役会において、ＳＭＢＣファイナンスビジネス・プランニング株式会社との間で、平成16年９月21日を株式交換の日として同社を完全子会社とする株式交換契約書を締結することを決議致しました。これにより、当行は株式を発行することになりましたので、証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第２号の規定に基づき本報告書を提出するものであります。

2 【報告内容】

1. 有価証券の種類

普通株式

2. 発行数

１株

3. 発行価格及び資本組入額

発行価格は、株式交換の日である平成16年９月21日にＳＭＢＣファイナンスビジネス・プランニング株式会社に現存する純資産額を、上記２.の発行数で除した金額となります。

資本組入額は０円であります。

4. 発行価額の総額及び資本組入額の総額

発行価額の総額は、株式交換の日である平成16年９月21日にＳＭＢＣファイナンスビジネス・プランニング株式会社に現存する純資産額となります。

資本組入額の総額は０円であります。

5. 発行方法

当行は、株式交換に際して、普通株式１株を発行し、株式交換の日の前日のＳＭＢＣファイナンスビジネス・プランニング株式会社の最終の株主名簿に記載された株主に対し、その所有する同社の普通株式全てにつき当行の普通株式１株の割合をもって割当交付する。

6. 新規発行による手取金の額及び使途

該当ありません。

7. 新規発行年月日

平成16年９月21日。

ただし、株式交換手続き進行上の必要性その他の事由により、当行とＳＭＢＣファイナンスビジネス・プランニング株式会社は協議のうえ、これを変更することができる。

8. 当該有価証券を証券取引所に上場しようとする場合における当該証券取引所の名称

該当ありません。

9. 当該株券を取得しようとする者

株式交換の日の前日のＳＭＢＣファイナンスビジネス・プランニング株式会社の最終の株主名簿に記載された株主。

10. 提出日現在の資本の額

本報告書提出日現在の発行済株式総数	55,778,805株
本報告書提出日現在の資本の額	559,985,000,000円

以　上

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成16年８月２日
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　　西　川　善　文
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	(03) 3501-1111 (大代表)
【事務連絡者氏名】	財務企画部副部長　　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	証券取引法の規定による備置場所はありません。

1 【提出理由】

当行は、平成16年７月30日開催の取締役会において、ＳＭＢＣローンビジネス・プランニング株式会社との間で、平成16年９月21日を株式交換の日として同社を完全子会社とする株式交換契約書を締結することを決議致しました。これにより、当行は株式を発行することになりましたので、証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第２号の規定に基づき本報告書を提出するものであります。

2 【報告内容】

1. 有価証券の種類

普通株式

2. 発行数

１株

3. 発行価格及び資本組入額

発行価格は、株式交換の日である平成16年９月21日にＳＭＢＣローンビジネス・プランニング株式会社に現存する純資産額を、上記２.の発行数で除した金額となります。

資本組入額は０円であります。

4. 発行価額の総額及び資本組入額の総額

発行価額の総額は、株式交換の日である平成16年９月21日にＳＭＢＣローンビジネス・プランニング株式会社に現存する純資産額となります。

資本組入額の総額は０円であります。

5. 発行方法

当行は、株式交換に際して、普通株式１株を発行し、株式交換の日の前日のＳＭＢＣローンビジネス・プランニング株式会社の最終の株主名簿に記載された株主に対し、その所有する普通株式全てにつき当行の普通株式１株の割合をもって割当交付する。

6. 新規発行による手取金の額及び使途

該当ありません。

7. 新規発行年月日

平成16年９月21日。

ただし、株式交換手続き進行上の必要性その他の事由により、当行とＳＭＢＣローンビジネス・プランニング株式会社は協議のうえ、これを変更することができる。

8. 当該有価証券を証券取引所に上場しようとする場合における当該証券取引所の名称

該当ありません。

9. 当該株券を取得しようとする者

株式交換の日の前日のＳＭＢＣローンビジネス・プランニング株式会社の最終の株主名簿に記載された株主。

10. 提出日現在の資本の額

本報告書提出日現在の発行済株式総数	55,778,805株
本報告書提出日現在の資本の額	559,985,000,000円

以　上

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成16年９月21日
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　　西　川　善　文
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	(03) 3501-1111 (大代表)
【事務連絡者氏名】	財務企画部副部長　　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	証券取引法の規定による備置場所はありません。

1 【提出理由】

当行の特定子会社に異動がありましたので、証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第３号の規定に基づき本報告書を提出するものであります。

2 【報告内容】

特定子会社の異動

名称	ＳＭＢＣローンビジネス・プランニング株式会社	ＳＭＢＣ信用保証株式会社	住銀保証株式会社	ＳＭＢＣファイナンスサービス株式会社
住所	東京都千代田区丸の内一丁目3番2号	東京都港区六本木六丁目１番21号	東京都港区六本木六丁目１番21号	東京都港区新橋一丁目８番３号
代表者の氏名	板倉　龍介	大森　右策	大森　右策	谷口　哲郎
資本金	100,010百万円	187,720百万円	90,350百万円	71,705百万円
事業の内容	傘下子会社の経営管理	信用保証業	信用保証業	融資業、ファクタリング業、集金代行業
異動前における当行の所有に係る当該特定子会社の議決権の数	― 個	― 個	― 個	― 個
異動前における当行の所有に係る当該特定子会社の議決権の総数に対する割合	― ％	― ％	― ％	― ％
異動後における当行の所有に係る当該特定子会社の議決権の数	5,617,585個	30,489,000個 (30,489,000個)	25,000個 (25,000個)	260,350,000個 (260,350,000個)
異動後における当行の所有に係る当該特定子会社の議決権の総数に対する割合	100％	100％ (100％)	100％ (100％)	100％ (100％)
異動の理由	当社を株式交換により当行の完全子会社としたこと。	当社の親会社であるＳＭＢＣローンビジネス・プランニング株式会社を株式交換により当行の完全子会社としたこと。	当社の親会社であるＳＭＢＣローンビジネス・プランニング株式会社を株式交換により当行の完全子会社としたこと。	当社の親会社であるＳＭＢＣファイナンスビジネス・プランニング株式会社を株式交換により当行の完全子会社としたこと。

異動の年月日	平成16年9月21日	平成16年9月21日	平成16年9月21日	平成16年9月21日

（注）「異動後における当行の所有に係る当該特定子会社の議決権の数」及び「異動後における当行の所有に係る当該特定子会社の議決権の総数に対する割合」欄の（　）内は子会社による間接所有の個数及び割合（内書き）であります。

以　上

【表紙】

【提出書類】	臨時報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成16年９月30日
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　　西　川　善　文
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	(03) 3501-1111（大代表）
【事務連絡者氏名】	財務企画部副部長　　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	証券取引法の規定による備置場所はありません。

1 【提出理由】

当行は、平成16年８月２日、証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第２号の規定に基づき、株式交換に伴う株式発行に係る臨時報告書を提出いたしました。同報告書提出時に未確定であった事項が確定しましたので、証券取引法第24条の５第５項の規定に基づき臨時報告書の訂正報告書を提出するものであります。

2 【報告内容】

3. 発行価格及び資本組入額

（訂正前）

発行価格は、株式交換の日である平成16年９月21日にＳＭＢＣファイナンスビジネス・プランニング株式会社に現存する純資産額を、上記２.の発行数で除した金額となります。

資本組入額は０円であります。

（訂正後）

発行価格は78,369,122,306円であります。

資本組入額は０円であります。

4. 発行価額の総額及び資本組入額の総額

（訂正前）

発行価額の総額は、株式交換の日である平成16年９月21日にＳＭＢＣファイナンスビジネス・プランニング株式会社に現存する純資産額となります。

資本組入額の総額は０円であります。

（訂正後）

発行価額の総額は78,369,122,306円であります。

資本組入額の総額は０円であります。

9. 当該株券を取得しようとする者

（訂正前）

株式交換の日の前日のＳＭＢＣファイナンスビジネス・プランニング株式会社の最終の株主名簿に記載された株主。

（訂正後）

(1)取得者の名称、住所、代表者の氏名、資本の額及び事業の内容

①名称　　　　　株式会社三井住友フィナンシャルグループ

②住所　　　　　東京都千代田区有楽町一丁目１番２号

③代表者の氏名　取締役社長　西川　善文

④資本の額　　　1,247,650百万円

⑤事業の内容　　銀行、その他銀行法により子会社とすることができる会社の経営管理及びそれらの業務に附帯する業務

(2) 出資関係、取引関係その他これらに準ずる取得者と提出会社との間の関係

①出資関係　　　提出会社は、取得者の子会社であります。

②取引関係　　　預金・融資取引等

③人的関係　　　取得者の取締役４名及び監査役３名が、提出会社の取締役及び監査役を兼任しております。

(3) 保有期間その他の当該株券の保有に関する事項についての取得者と提出会社との間の取決めの内容

該当ありません。

以　　上

【表紙】

【提出書類】	臨時報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成16年９月30日
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　　西　川　善　文
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	(03) 3501-1111（大代表）
【事務連絡者氏名】	財務企画部副部長　　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	証券取引法の規定による備置場所はありません。

1 【提出理由】

当行は、平成16年８月２日、証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第２号の規定に基づき、株式交換に伴う株式発行に係る臨時報告書を提出いたしました。同報告書提出時に未確定であった事項が確定しましたので、証券取引法第24条の５第５項の規定に基づき臨時報告書の訂正報告書を提出するものであります。

2 【報告内容】

3. 発行価格及び資本組入額

（訂正前）

発行価格は、株式交換の日である平成16年９月21日にＳＭＢＣローンビジネス・プランニング株式会社に現存する純資産額を、上記２.の発行数で除した金額となります。

資本組入額は０円であります。

（訂正後）

発行価格は168,190,214,601円であります。

資本組入額は０円であります。

4. 発行価額の総額及び資本組入額の総額

（訂正前）

発行価額の総額は、株式交換の日である平成16年９月21日にＳＭＢＣローンビジネス・プランニング株式会社に現存する純資産額となります。

資本組入額の総額は０円であります。

（訂正後）

発行価額の総額は168,190,214,601円であります。

資本組入額の総額は０円であります。

9. 当該株券を取得しようとする者

（訂正前）

株式交換の日の前日のＳＭＢＣローンビジネス・プランニング株式会社の最終の株主名簿に記載された株主。

（訂正後）

(1)取得者の名称、住所、代表者の氏名、資本の額及び事業の内容

①名称　　　　株式会社三井住友フィナンシャルグループ

②住所　　　　東京都千代田区有楽町一丁目１番２号

③代表者の氏名　取締役社長　西川　善文

④資本の額　　1,247,650百万円

⑤事業の内容　　銀行、その他銀行法により子会社とすることができる会社の経営管理及びそれらの業務に附帯する業務

(2) 出資関係、取引関係その他これらに準ずる取得者と提出会社との間の関係

①出資関係　　提出会社は、取得者の子会社であります。

②取引関係　　預金・融資取引等

③人的関係　　取得者の取締役４名及び監査役３名が、提出会社の取締役及び監査役を兼任しております。

(3) 保有期間その他の当該株券の保有に関する事項についての取得者と提出会社との間の取決めの内容

該当ありません。

以　　上

平成16年8月9日

各　　位

株式会社三井住友フィナンシャルグループ
（コード番号8316）

「経営統合に関するご提案」の送付について

株式会社三井住友フィナンシャルグループは、株式会社ＵＦＪホールディングスおよび株式会社ＵＦＪ銀行に対し、経営統合に関する基本的な考え方、統合のメリット等を記した「経営統合に関するご提案」を送付いたしましたのでお知らせします。

以　　上

(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Proposal for Integration Sent to UFJ

TOKYO, August 9th, 2004 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa) announced today that it had sent to UFJ Holdings, Inc. and UFJ Bank Limited ("UFJ"), a written "Proposal for Integration", outlining the basic ideas and the merits of the integration between UFJ and SMFG.

平成16年8月11日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号8316）

「経営統合に関するご提案」の公表について

株式会社三井住友フィナンシャルグループは、さる8月6日に株式会社ＵＦＪホールディングスおよび株式会社ＵＦＪ銀行に対し「経営統合に関するご提案」を送付いたしておりますが、本日、別紙の通り同提案の内容を公表することといたしました。当社は、当社グループとＵＦＪグループの統合こそが、両グループの株主、お客様、従業員にとって最適の選択肢であると考えており、引き続き、ＵＦＪグループに対して、透明性の高い方法で統合へ向けた提案をしていく予定であります。ＵＦＪグループから要請があった場合等には、統合比率につきましても具体的な提案をすることを検討してまいります。

以　上

１．経営統合の基本的考え方

（１）対等の精神での統合

ＵＦＪグループ・ＳＭＦＧ双方の強みを最大限生かし、対等の精神に則って、両グループ共同で、本邦No.１かつグローバルでもトップクラスの総合金融グループを目指します。

（２）スピードを最優先

ＵＦＪグループ・ＳＭＦＧに共通する、スピード重視の経営姿勢に基づき、速やかに経営を統合し、行内融和を進め、統合効果の早期実現を図ります。

（３）経済合理性を重視

統合比率は株価をベースとし、統合効果等を勘案して決定します。なお、ＵＦＪグループとＳＭＦＧの統合効果は、ＵＦＪグループと三菱東京フィナンシャル・グループの統合効果を大きく上回るものと確信しております。

また、取締役会の構成、勘定系システム、組織体制、店舗配置等についても経済合理性を重視して決定します。

（４）公正・公平な人事運営

人事については実力・成果を重視し、出身銀行にとらわれず公正・公平な運営を徹底します。弊社では、旧さくら銀行と旧住友銀行の合併当初から、人事制度を一本化の上、出身銀行にとらわれず実力・成果に基づく公正・公平な人事運営を実施してきております。これにより、行内融和、一体感の醸成を早期に実現し従業員のモラルアップ、生産性向上に顕著な成果を収めております。

（５）フォーカス事業の強化

今後の成長分野である中堅中小企業取引、マス層を含む個人取引、コンシューマーファイナンス業務、クレジットカード業務、アジアにおける国際業務等で本邦No.１の地位を確立します。

（６）首都圏・東海圏・近畿圏三極体制の構築

首都圏・東海圏・近畿圏それぞれの地域において圧倒的な地位を確立・維持します。三極体制の円滑な運営のために最適な組織体制・本部機能、経営資源の配分、役員配置等を検討します。

（７）信託ビジネスの強化

ＵＦＪグループ・ＳＭＦＧの統合と併行して、ＵＦＪ信託銀行の信託業務については住友信託銀行と統合されると想定しておりますが、この信託統合によって実現するトップトラストバンクと協働することによって、双方の顧客基盤に専門性の高い信託サービスを提供することができます。

2．経営統合の基本スキーム

（1）想定スケジュール

平成１７年３月末または４月初　：　持株会社（ＵＦＪＨＤ・ＳＭＦＧ）の統合
平成１７年１０月　　　　　　　：　子銀行（ＵＦＪ銀行・ＳＭＢＣ）の統合

（2）資本の提供

経営統合を円滑に進める為に、平成１６年９月末までに、ＵＦＪグループに必要な金額の資本を提供させて頂きます。なお、金額については、５,０００億円以上の水準であってもご協力することが可能であります。

－弊社役員の株主に対する義務を果たす観点から、デュー・ディリジェンスは必須と考えますが、効率的に実施することによって、平成１６年９月末までの資本提供を実現します。なお、三菱東京フィナンシャル・グループとの独占交渉権が仮に平成１６年８月末まで存在する場合においても、平成１６年９月末までの資本提供を実現いたします。

－今後の透明性の高い形での統合比率の検討・決定のためにも、普通株式ではなく優先株式での資本提供を現在のところ検討しておりますが、貴社との今後の協議も踏まえ柔軟に対応いたします。

3．ＵＦＪグループ・ＳＭＦＧ経営統合の利点

（1）大幅な統合効果の実現による高い収益力をベースとした株主価値の増大

①両グループの統合によって、平年度ベースで２,０００億円相当の効率化効果の捻出が可能と考えております。これにより生まれる経営資源の新規戦略分野への再投入及びその他のシナジー効果によって、一段と大きい統合効果を実現することが可能と確信しております。

なお、２,０００億円の効率化効果捻出の具体的施策につきましては、
・重複する約２００ヶ店の店舗ネットワークの見直し
・システム統合による経費削減（２０％程度）
・本部人員を始めとした重複分野の人員の戦略分野への再配置
等を考えております。

②また、中堅中小企業取引、投資信託・年金、住宅ローン等の成長分野において、圧倒的なマーケットシェアを獲得します。

なお、ＵＦＪグループ・ＳＭＦＧとＵＦＪグループ・三菱東京フィナンシャル・グループの合算計数を比較しますと下表の通りとなり、これに限らず数多くの業務において、ＵＦＪグループ・三菱東京フィナンシャル・グループを大きく上回るビジネスボリュームの実現が可能であります。

	ＵＦＪ＋ＳＭＦＧ	ＵＦＪ＋三菱東京
法人取引先	３２万社	２５万社
個人口座数	５,３００万口座	４,０００万口座
中堅中小企業向貸金	６３兆円	４８兆円
投資信託販売残高	２兆６,０００億円	１兆４,０００億円
年間年金販売額	４,９００億円	３,１００億円
住宅ローン残高	２２兆円	１８兆円

（ＩＲ資料等をもとに当社推計）

③さらに、双方それぞれが培ってきた高度な金融ソリューションを、統合により飛躍的に拡充されたお客様に提供することにより、お客様の満足度の向上と収益力の増強が可能と確信しています。なお、お客様の重複は下表の通り必ずしも多くなく、シナジー効果により収益増強が充分に可能と考えます。

【売上１０億円以上の企業】

	ＳＭＦＧ	三菱東京
ＵＦＪグループ未取引先社数	２３千社	１５千社
重複顧客割合	４４％	４４％

（帝国データバンクの情報をもとに当社推計）

④上述の経費削減効果、シナジー効果等の統合効果により、業務純益２兆円、当期利益１兆円を展望する本邦随一の高い収益力の実現と、それをベースとした株主価値の増大が可能となるものと確信しております。

⑤また、コンシューマーファイナンス、クレジットカード、リース、ファクタリング、コンサルティング、決済サービス等の業務につきましても、ＵＦＪグループとＳＭＦＧのグループ会社の統合により飛躍的な強化が可能となります。特にコンシューマーファイナンス業務については、プロミス・モビット・アットローンの円滑な協働により、他グループを圧倒的に凌駕することができるものと考えております。

（２） 円滑かつ迅速な経営統合の実現

経営統合にあたっては、双方の経験を十分に活かし、円滑かつ迅速な経営統合を実現します。それにより、両グループの従業員にとって、より働き甲斐のある職場を構築していくことが可能と考えます。

また、双方で採用している会計基準が日本基準で統一されていること、両グループ共に連結納税制度を採用していないことから、迅速な統合実現が可能と考えます。

（３） 信託業務とバンキング業務の整合性

ＵＦＪ銀行とＳＭＢＣ、ＵＦＪ信託銀行と住友信託銀行の統合によって、信託業務とバンキング業務のねじれ問題が発生しません。

（４） 企業カルチャーの親和性

企業カルチャーに関しては「スピード、先進性、変革志向」をお互いに重視しており、共通する企業文化が根底に存在するものと認識しております。このため、円滑かつ早期に統合新銀行の大きな飛躍を図ることが可能であると考えております。

４．その他

（１） 不良債権処理

不良債権については、両グループそれぞれが責任を持って本年度中の不良債権削減目標の達成を目指します。その過程において、両グループが持つ不良債権処理のノウハウを最大限に共有、活用してまいります。両グループ統合後もお互いの高度なスキル・ノウハウを活かし、不良債権残高の圧縮を推進してまいります。

（２） 自己資本比率の維持・向上

ＳＭＦＧからの資本提供、ＵＦＪ信託銀行と住友信託銀行との統合による資本増強効果によって、ＵＦＪグループの平成１６年度上期以降の自己資本比率の維持・向上が可能となります。

（３） 公的資金の返済

今後想定される、新ＢＩＳ規制の導入等を踏まえても、統合新銀行の高い収益力によって、強制転換期限を待たずに公的資金完済が可能と考えます。更に、Ｔier１ファイナンスの実施等により、前倒しも十分可能と考えております。なお、繰延税金資産につきましても、その比率を着実に低下させ、資本の質の改善を図ることができると考えております。

貴社におかれましては、三菱東京フィナンシャル・グループとの交渉を最優先すると公表しておられることは承知いたしておりますが、三菱東京フィナンシャル・グループに加え、弊社からの提案もご検討頂くことが、貴社の株主利益にも資するものと拝察いたします。貴社グループと共同で、本邦Ｎo．１かつグローバルでもトップクラスの総合金融グループを目指し、協働できることを真に願っております。

以　上

(English Summary)

Sumitomo Mitsui Financial Group, Inc.

Public Disclosure of SMFG's Proposal for Integration

Tokyo, August 11, 2004 -- Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa) today publicly disclosed the written "Proposal for Integration" sent to UFJ Holdings, Inc. and UFJ Bank Limited ("UFJ") on August 6, 2004 (please see the attached appendix). SMFG strongly believes the integration between SMFG and UFJ is the best alternative for both groups' shareholders, customers and employees and will continue to propose integration with UFJ in a transparent way. In the cases such as requested by UFJ, SMFG will consider presenting concrete and specific proposal on the integration ratio.

1. Basic concept of the integration

1.1 Integration with spirit of equals

Through the integration of UFJ group and SMFG with spirit of equals, we jointly aim to create Japan's No.1 and a leading global comprehensive financial group by maximizing each of the two institutions' strengths.

1.2 Placing top priority on speed

Based on the common management attitude between UFJ and SMFG, which places an emphasis on speed, we will aim to achieve prompt integration, promote smooth assimilation of the two institutions and aim for fast realization of the integration benefits.

1.3 Emphasis on economic rationales

The integration ratio will be decided based on the stock prices taking into consideration the synergy effects of the integration etc. We firmly believe that the benefits of the integration between UFJ group and SMFG will well surpass those of UFJ group and Mitsubishi Tokyo Financial Group, Inc. ("MTFG").

We will also decide the members of the board of directors, the information system, the organization structure, and the branch network etc from the viewpoint of the economic rationales.

1.4 Equal and fair human resources policy

We thoroughly carry out the equal and fair human resources policy based on each individual's abilities and achievements, without being biased by the origin bank of such individual. From the beginning of the merger between the former Sakura Bank and the former Sumitomo Bank, SMFG has united the personnel system and carried out an equal and fair human resources policy. Accordingly, we have promptly realized assimilation of the two institutions and sense of unity, and achieved significant results in boosting the morale of the employees and improving the productivity.

1.5 Reinforcement of the focused business areas

We aim to establish Japan's No.1 position in the growing business areas such as small and medium-sized enterprises, consumer banking including that for mass clients, consumer finance, credit cards, and international business in Asia.

1.6 Establishment of tripolar franchise in Tokyo metropolitan, Tokai and Osaka metropolitan districts

We aim to establish and maintain the overwhelming position in each of Tokyo metropolitan, Tokai, and Osaka metropolitan districts. We will consider the most appropriate organizational structure, headquarter functions, allocation of the management resources, placement of the executives and so on for the smooth operation of tripolar structure.

1.7 Reinforcement of the trust banking business

We assume that the trust banking business of UFJ Trust Bank will be integrated with the Sumitomo Trust & Banking along with the integration with UFJ group and SMFG. We believe that we can provide the advanced and specialized trust banking services to the clients of both banks by collaborating with the top trust bank emerged by this trust banking integration.

2. Basic integration structure

2.1 Estimated schedule

End of March or beginning of April 2005:	Integration of holding companies (UFJ Holdings and SMFG)
October 2005:	Integration of subsidiary banks (UFJ Bank and SMBC)

2.2 Capital enhancement

We will provide UFJ with the necessary amount of capital by the end of September 2004 for a smooth integration of the two groups. We are willing to provide the amount of ¥500 billion or more.

- Although we believe due diligence needs to be conducted in order for SMFG's board to fulfill its fiduciary duty to its shareholders, we will provide capital by the end of September 2004 by efficiently conducting due diligence. Even in the event the exclusive negotiation right of MTFG remains effective until the end of August 2004, we will provide capital by the end of September 2004.

- For transparent consideration and setting of the integration ratio, at the present, we are considering providing capital in the form of preferred stock and not common stock, but we will be flexible upon further discussion with UFJ.

3. Merits of integration between UFJ Group and SMFG

3.1 Increase in shareholders value through higher profitability derived from significant synergy benefits

(a) We estimate the average annual benefit from rationalization of operations to be ¥200 billion. We strongly believe reinvesting resources derived from cost synergies into new strategic businesses coupled with other synergies will deliver further benefits of the integration.

The ¥200 billion will be derived from the following initiatives:

- Review of branch network (200 overlapping branches)
- Cost reduction through system integration (approximately 20%)
- Transfer of employees at overlapping functions including head-office departments to strategic businesses

(b) We will have overwhelming market shares in growing business areas such as businesses with small and medium-sized enterprises, investment trusts, pension-type insurance, mortgages loans, etc.

Comparison of integration between UFJ and SMFG and that between UFJ and MTFG is shown below. In these and other businesses, the integration with SMFG will produce business volumes far exceeding those from the integration with MTFG.

	UFJ + SMFG	UFJ + MTFG
Number of corporate clients	320,000	250,000
Number of accounts of individual clients	53 million	40 million
Loans to small and medium-sized enterprises	JPY 63 trillion	JPY 48 trillion
Balance of investment trusts	JPY 2.6 trillion	JPY 1.4 trillion
Annual sales of pension-type insurances	JPY 490 billion	JPY 310 billion
Balance of mortgage loans	JPY 22 trillion	JPY 18 trillion

(SMFG's estimation. Source: Each company's financial reports, etc.)

(c) Furthermore, through the integration, we will be able to provide greatly enhanced sophisticated financial solutions to our customers, thereby boosting customer satisfaction and profitability. As for overlapping customers, as can be seen below, there is not necessarily a huge overlap, and we should be able to increase profit through the realization of synergies.

<Corporate clients with annual sales of JPY 1 billion or more>

	SMFG	MTFG
Number of corporate clients which are not the clients of UFJ Group	23 thousand	15 thousand
Overlapped corporate clients ratio	44%	44%

(SMFG's estimation. Source: TEIKOKU DATABANK)

(d) Through the above cost reduction and realization of synergies, we are confident to achieve the highest profitability out of all the Japanese banking groups with banking profit reaching ¥2 trillion level and net income of ¥1 trillion level, resulting in a sizable increase in shareholder value.

(e) We will also be able to greatly strengthen businesses such as consumer finance, credit cards, leasing, factoring, consulting, settlement services, etc through the integration of group companies of UFJ Group and SMFG. The new group will completely eclipse other groups especially in the consumer finance business, through effective collaboration between Promise, Mobit and At-Loan.

3.2 Smooth and speedy integration

Integration experience of both groups will be fully leveraged to achieve a smooth, speedy integration, thereby creating a workplace in which the employees of both groups can fully realize their potential.

A smooth, speedy integration is also possible as both groups apply accounting principles and practices generally accepted in Japan and have not adopted consolidated tax regime.

3.3 Consistency in trust and banking businesses

Integration of UFJ Bank and SMBC and that of UFJ Trust Bank and Sumitomo Trust & Banking will not create a problem with respect to trust and banking businesses.

3.4 Affinity based on similar corporate culture

Both groups stress "speed", "advancement" and "innovation" and, we believe, fundamentally share a common corporate culture. Thus, it is possible to smoothly and speedily make a big leap as the new group.

4. Other

4.1 Disposal of non-performing loans ("NPLs")

Each group will be responsible to achieve this fiscal year's NPL reduction targets. Both groups will share and make optimal use of their know-how and skills during the course of this process. Both groups will further utilize their know-how and skills in reducing NPLs after the integration.

4.2 Maintaining and improving capital ratio

The capital base of the UFJ Group will be strengthened by the capital enhancement by SMFG and capital improvement effect through the integration of UFJ Trust Bank and Sumitomo Trust & Banking. As a result, the UFJ Group will be able to maintain and improve its capital ratio in the first half of fiscal 2004 and onward.

4.3 Repayment of Public Funds

We believe the high profitability of the new group will enable us to repay all of public funds before the date of mandatory conversion even in consideration of the expected introduction of the Basel II, etc. Furthermore, acceleration of the repayment of all public funds is also possible through other initiatives such as Tier-I-eligible capital raising. As for deferred tax assets, we will be able to improve the quality of our capital base by steadily reducing the ratio.

We notice that UFJ has officially announced that the negotiation with MTFG will be given the highest priority, but we believe giving due consideration to our proposal serves the interest of UFJ shareholders. It is our hope that we can work together to become Japan's No.1 and a leading global comprehensive financial group.

平成16年8月24日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号8316）

「統合比率等に関するご提案」の送付について

株式会社三井住友フィナンシャルグループは、株式会社ＵＦＪホールディングスおよび株式会社ＵＦＪ銀行に対し、統合比率と資本の提供に関する考え方等を記した「統合比率等に関するご提案」を送付いたしましたのでお知らせします。本提案の概要は以下の通りです。当社といたしましては、当社グループとＵＦＪグループの統合こそが、両グループの株主、お客様、従業員にとって最適の選択肢であると考えており、当社からの提案を前向きにご検討頂けることを強く期待しております。

１．統合比率について

ＵＦＪホールディングスとの統合比率については、ＵＦＪホールディングス株式1.0株に対し、三井住友フィナンシャルグループ株式1.0株を提案いたしました。これは直近の両社の株価をベースにするとＵＦＪホールディングス株式に30％程度のプレミアムを加味した水準ですが、統合効果に関しては、少なくとも平年度ベースで2,000億円（税引前）相当の効率化効果を見込んでおりますので、ＵＦＪグループの株主の皆様にとっては勿論のこと、三井住友フィナンシャルグループの株主の皆様にとっても十分に価値向上に繋がる統合比率であると考えております。なお、本統合比率の提案については、9月24日までを有効としております。

２．資本の提供について

従前より、資本提供の金額については「5,000億円以上」と提案しておりますが、資本必要金額が7,000億円に達するような場合でも、資本を提供させて頂くことが可能である点を改めて確認させて頂いております。

なお、三井住友フィナンシャルグループは、十分な自己資本比率を維持することが可能であり、本件資本の提供のために増資を行うことは考えておりません。

以　上

Sumitomo Mitsui Financial Group, Inc.

SMFG's Proposal regarding Integration Ratio etc., Sent to UFJ

Tokyo, August 24th, 2004 -- Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa) announced today that it had sent to UFJ Holdings, Inc. and UFJ Bank Limited ("UFJ"), a written "Proposal regarding Integration Ratio etc.", including an integration ratio and how SMFG can contribute to the capital enhancement of UFJ. The brief overview of the proposal is as follows. SMFG believes the integration between SMFG group and UFJ group is the best choice for both groups' shareholders, customers and employees and SMFG strongly hopes that UFJ will positively examine its proposal.

1. Integration Ratio

   As for an integration ratio with UFJ Holdings, Inc. ("UFJ Holdings"), we made an offer of 1.0 SMFG share to 1.0 UFJ Holdings share. This integration ratio will be translated into a premium of approximately 30% for UFJ Holdings shares on the basis of the recent share prices of each company. Since we estimate an average annual benefit from rationalization of operations to be at least ¥200 billion (pre-tax basis), we believe the integration ratio will lead to a considerable improvement of the shareholders value of SMFG as well as for UFJ shareholders. Lastly, this proposal regarding the integration ratio shall remain in effect until September 24, 2004.

2. Capital Enhancement

   As for the capital enhancement, we have already proposed providing UFJ with the amount of ¥500 billion or more. In this proposal, we again confirm that we can provide a necessary amount of capital even in a situation that such amount reaches ¥700 billion.

   In addition, SMFG can maintain its capital ratio at a sufficient level and hence does not consider raising capital for this possible capital contribution to UFJ.

平成16年8月27日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号8316）

「統合比率等に関するご提案」に関する一部報道について

株式会社三井住友フィナンシャルグループは、平成16年8月24日、株式会社ＵＦＪホールディングスおよび株式会社ＵＦＪ銀行（以下「ＵＦＪグループ」）に対し、統合比率と資本の提供に関する考え方等を記した「統合比率等に関するご提案」（以下「提案書」）を送付いたしましたが、その内容について、一部誤った報道がありますので、下記の通り、補足説明いたします。

記

本日、提案書において「『（比率には）法的拘束力がない』とただし書きを付けていた」との報道がありましたが、そのような事実は一切ありません。

提案書においては、「今後貴社グループとの経営統合に関するお話合いが進んだ場合に相互に実施するデュー・ディリジェンス等において、公表情報からでは知り得ない重大な事実が発見されない限りは本統合比率を修正することはありません」と記載しております。

本提案書の内容は、弊社の取締役会の機関決定を経た正式な提案であり、ＵＦＪグループに受け入れて頂けた場合には、法的拘束力が発生するものと考えております。

なお、弊社としては、上記記述の通り、基本的に「本統合比率を修正することはない」と考えております。その理由は以下の通りです。

①ＵＦＪグループの公表情報は監査法人が監査を行い、取締役会にて承認されたものであることに加え、ＵＦＪグループは同業者であり、弊社は同グループの業務内容等を把握可能であり、その収益力等について弊社は確信を持っていること

②本統合比率は、相応のストレスを勘案した上で、算定したものであること

以　上

Statement on Media Reports on "SMFG's Proposal regarding Integration Ratio etc."

TOKYO, August 27, 2004 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG") sent UFJ Holdings, Inc. and UFJ Bank ("UFJ") a written "Proposal regarding Integration Ratio etc. "("the Proposal"), including an integration ratio and how SMFG can contribute to the capital enhancement of UFJ, on August 24, 2004. Since there were media reports which made false statement regarding the contents of the Proposal, we would like to provide an additional explanation as follows.

Today, there was a media report mentioning "'(the integration ratio) is not legally binding' is stated in the Proposal". This is completely false and groundless.

Instead, the following phrase is stated in the Proposal: "Should we advance the integration process with UFJ, unless there are seriously material discrepancies from publicly disclosed information in the mutual due diligence process, this integration ratio will not be altered."

The contents of this Proposal has been formally and officially resolved at SMFG's board of directors, and therefore, should UFJ decide to accept this proposal, its legal binding force will be in effect.

As we have stated above, for the following reasons, our basic view is that "this integration ratio will not be altered":

A. UFJ's publicly disclosed information has been audited by auditors and resolved by the board of directors. In addition, as UFJ belongs to the same financial industry, we have a good understanding of its business and we are confident in its profitability etc.

B. We have incorporated downside scenarios in our analysis to come up with the current integration ratio which we proposed.

平成16年8月30日

各　位

株式会社 三井住友フィナンシャルグループ
(コード番号8316)

「ＵＦＪグループへの資本提供に関するご提案」の送付について

株式会社三井住友フィナンシャルグループは、株式会社ＵＦＪホールディングスおよび株式会社ＵＦＪ銀行に対し、ＵＦＪグループへの資本提供に関する具体的内容等を記した「ＵＦＪグループへの資本提供に関するご提案」を送付致しましたのでお知らせします。本提案の概要は以下の通りです。

当社と致しましては、当社グループとＵＦＪグループの統合こそが、両グループの株主、お客様、従業員にとって最適の選択肢であると考えており、当社からの提案を前向きにご検討頂けることを強く期待しております。

１．出資金額について

提案においては、平成１６年９月末までに、ＵＦＪグループに必要な金額の資本を提供させて頂く所存であり、必要金額が 7,000 億円に達するような場合でも当社グループより資本を提供させて頂くことを再度確認させて頂きました。

なお、当社役員の株主に対する義務を果たす観点から、デュー・ディリジェンスは必須と考えますが、効率的に実施することによってスケジュール通りの資本提供が可能と考えていること、デュー・ディリジェンスにおいて、公表情報からでは知り得ない重大な事実が発見されない限り、資本提供を実施させて頂くことを、併せて申し上げております。

２．優先株式の条件について

出資の形態につきましては、ＵＦＪホールディングスへの転換型優先株式での出資をご提案致しました。

優先株式は統合時には消却されるため、統合が行われた場合には条件に係わらず両社の株主の皆様には影響を与えないものと理解しております。したがいまして、ＵＦＪグループと経営統合に関する基本合意がなされた場合、基本合意が継続する期間中には転換優先株式の普通株式への転換権の行使を行わないことと致しております。

以　上

SMFG's Proposal regarding Capital Enhancement to UFJ, Sent to UFJ

TOKYO, August 30, 2004 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa) announced today that it had sent to UFJ Holdings, Inc. and UFJ Bank Limited ("UFJ"), a written "Proposal regarding Capital Enhancement to UFJ", including SMFG's specific proposal regarding the capital enhancement to UFJ. The brief overview of the proposal is as follows. SMFG believes the integration between SMFG and UFJ is the best choice for both groups' shareholders, customers and employees, and SMFG strongly expects UFJ to positively examine the proposal.

1. Amount of Capital Enhancement

As we have been proposing in earlier letters, we have reconfirmed that we will provide a necessary amount of capital to UFJ by the end of September 2004 and that we can provide a necessary amount of capital even in a situation that such amount reaches ¥700 billion. Although we believe due diligence needs to be conducted in order for SMFG's board members to fulfill its fiduciary duty to SMFG's shareholders, we will provide capital in a timely manner by efficiently conducting the due diligence. We have also stated in the proposal that we will provide capital to UFJ unless we find material discrepancies from publicly disclosed information during the due diligence process.

2. Terms and Conditions of Preferred Stocks

We propose to subscribe for convertible preferred stocks being issued by UFJ Holdings, Inc. It is our understanding that both groups' shareholders will not be affected by the terms and conditions of the preferred stocks since the preferred stocks are retired when the integration between UFJ and SMFG consummates. Hence, if UFJ and SMFG enter into a basic agreement regarding the integration, we will not exercise the conversion rights of the preferred stocks as long as the agreement is in effect.

平成１６年９月８日

各　　位

株式会社 三井住友フィナンシャルグループ
（コード番号 8316）

第三種優先株式の転換価額の修正に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　西川善文）が発行いたしております第三種優先株式の転換価額は、当該優先株式の転換価額修正条項に基づき、下記のとおり修正されることとなりましたので、お知らせいたします。

記

１．　修正後転換価額　　　　６４４，２００円
　　（修正前転換価額　　　　３４９，６００円）

２．　適用日　　　　　　　　平成１６年１０月１日以降

以　　上

<本件に関するお問い合わせ先>
広報部　古舘　　TEL 03-5512-2678

Exhibit B3(f)

Notice regarding Reset of Conversion Price of
Type 3 Preferred Stock
issued by Sumitomo Mitsui Financial Group, Inc.

TOKYO, September 8, 2004 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa) hereby announces that the conversion price with respect to Type 3 Preferred Stock issued by SMFG will be reset as below in accordance with the terms and conditions of the preferred stock.

PARTICULARS

1. Conversion Price after the Reset	JPY644,200
(Conversion Price before the Reset	JPY349,600)
2. Effective Date	October 1, 2004

平成 16 年 9 月 13 日

各　位

株式会社三井住友フィナンシャルグループ
(コード番号 8316)

ＵＦＪグループの発表について

当社は、平成 16 年 9 月 10 日（金）に別添資料のとおり公表しておりますので、お知らせいたします。

以　上

平成16年9月10日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号8316）

ＵＦＪグループの本日の発表について

本日、株式会社ＵＦＪホールディングスおよび株式会社ＵＦＪ銀行（以下「ＵＦＪグループ」）は、ＵＦＪ銀行が三菱東京フィナンシャル・グループに対して第三者割当増資を行うことを発表されました。

株式会社三井住友フィナンシャルグループは、これまで、統合比率、資本提供を含め、経営統合に関する具体的な提案をＵＦＪグループに対して行ってきました。本日発表された内容は、具体的統合比率が提示されていない上、ＵＦＪ銀行の発行する優先株の条件を見ると、ＵＦＪホールディングスの株主の皆さまの利益を著しく害するものであると考えます。

当社といたしましては、当社とＵＦＪグループの統合こそが、両グループの株主、お客さま、従業員にとって最適の選択肢であると考えており、ＵＦＪグループが株主利益の観点から、当社の提案を前向きにご検討頂けることを引き続き強く期待すると共に、ＵＦＪの株主の皆さまに直接働きかけることも含め、ＵＦＪグループとの統合の実現に向けた具体的な策を検討してまいります。

以　上

Sumitomo Mitsui Financial Group, Inc.

Comments on Announcement by UFJ

TOKYO, September 13th, 2004 -- Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa) would like to inform that it has announced the attached statement on September 10th, 2004.

Comments on Today's Announcement by UFJ

Tokyo, September 10th, 2004 -- Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa) noticed that UFJ Holdings, Inc. and UFJ Bank Limited ("UFJ") announced that they have reached an agreement regarding capital enhancement of UFJ Bank in the form of third party allotment to Mitsubishi Tokyo Financial Group, Inc. ("MTFG").

We have so far made various detailed proposals to UFJ regarding the integration of the two institutions including provision of the integration ratio and the terms of the capital enhancement. The contents of today's announcement, however, not only failed to reveal the integration ratio but, judging from the terms of the preferred shares to be issued to MTFG, significantly impair the interests of UFJ Holdings' shareholders.

We believe the integration between SMFG and UFJ is the best choice for both groups' shareholders, customers and employees and continue to strongly expect UFJ's board to examine our proposal in a positive way for the benefit of its shareholders. We will continue to examine specific ways to materialize our integration with UFJ, including directly appealing to UFJ Holdings' shareholders.

平成16年9月24日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号8316）

統合比率の有効期限の延長について

株式会社三井住友フィナンシャルグループは、平成16年8月24日、株式会社ＵＦＪホールディングスおよび株式会社ＵＦＪ銀行（以下「ＵＦＪグループ」）に送付した「統合比率等に関するご提案」において「本統合比率の提案については、9月24日までを有効としております」と記載しておりましたので、今後の方針について下記の通り説明致します。

また、当社は、本日付で、ＵＦＪグループに対し、「統合比率の有効期限の延長についてのご提案」（以下「提案書」）を送付致しましたのでお知らせします。

1．統合についての基本的考え方

当社と致しましては、ＵＦＪグループと当社グループの統合こそが、両グループの株主、お客さま、従業員にとって最適の選択肢であると考えており、ＵＦＪグループとの統合を目指す方針に変更はございません。ＵＦＪグループが当社グループとの統合を前向きにご検討頂けることを引き続き強く期待しております。

一方で、当社と致しましては、今後、統合比率を含めＵＦＪグループと三菱東京フィナンシャル・グループの統合協議がどのように進むのか、ＵＦＪホールディングスの株主の皆様がどのように考えられるのか等、情勢を注視しつつ、ＵＦＪグループとの統合の実現に向けた具体策を講じていく所存です。

２．統合比率の延長について

統合比率提案の有効期限については、平成 16 年 9 月末までのＵＦＪグループへの資本提供手続きを勘案して設けておりましたが、当社と致しましては、上述の通り統合を目指す方針に変更はないため、提案の有効期限を平成 17 年 6 月末まで延長する旨、提案書に記載しております。

３．統合比率について

統合比率については、平成 16 年 8 月 24 日に提示した「ＵＦＪホールディングス株式 1.0 株に対し三井住友フィナンシャルグループ株式 1.0 株」を引き続き提案致しております。なお、本統合比率はＵＦＪホールディングスの株主の皆様にとっては勿論のこと、当社の株主の皆様にとっても依然十分に価値向上に繋がる比率であると考えております。

なお、新聞報道等において「弊社が発行している優先株式の転換を考慮すると統合比率が変化する」との指摘がございましたが、優先株式の転換をも考慮した上で提案しているものであり、優先株式の希薄化によって統合比率が変化することはありません。また、現在の当社の株価は優先株式の希薄化影響を織り込んだ上で市場において形成されていると認識しており、ＵＦＪホールディングスの株主の皆様にとってのプレミアムについても、何ら影響を受けるものではないと考えております。

以　上

Extension of Expiration Date for Integration Ratio

TOKYO, September 24, 2004 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa) herewith explains its policy on the integration with UFJ Holdings and UFJ Bank ("UFJ Group"), since "SMFG's Proposal regarding Integration Ratio etc." sent to UFJ Group on August 24, 2004, stated that "this proposal regarding the integration ratio shall remain in effect until September 24, 2004."

SMFG also announces that it has sent out a proposal titled "SMFG's Proposal regarding the extension of expiration date for Integration Ratio" to UFJ Group today.

1. Basic Concept of the Integration

We believe the integration between UFJ Group and SMFG Group is the best choice for both groups' shareholders, customers, and employees, and we will continue to pursue the integration with UFJ Group. We strongly hope that UFJ Group will positively examine our proposal.

At the same time, we will implement specific steps to realize the integration with UFJ, carefully observing the situation surrounding UFJ Group, such as how the discussion on the integration, including the one on the integration ratio, will progress between UFJ Group and Mitsubishi Tokyo Financial Group, and what the views of UFJ Holdings' shareholders will be.

2. Extension of the Expiration Date for the Integration Ratio

The original expiration date for the integration ratio was provided to meet the capital enhancement plan of UFJ Group to complete by the end of September 2004. As mentioned above, since we have no intention to change our policy to integrate with UFJ Group, we stated in today's proposal that we would extend the expiration date of the integration ratio to the end of June 2005.

3. Integration Ratio

Regarding the integration ratio, we continue to propose "1.0 SMFG share to 1.0 UFJ Holdings share" as stated in the proposal submitted on August 24, 2004. We believe the integration ratio will lead to a considerable improvement of the shareholders value of SMFG as well as that of UFJ Holdings.

In the meantime, there were newspaper articles suggesting that "the integration ratio will change if the conversion of SMFG's preferred stocks is considered." The integration ratio, however, will not change due to a possible dilution, since our proposal already fully takes into account the possible effects of the preferred stock conversion. Moreover, we believe the dilution will have no impact on the premium for the shareholders of UFJ Holdings, since we believe the stock market already factored in the dilution effects due to the preferred stock conversion when valuing SMFG stock price.

平成16年9月27日

各　位

株式会社三井住友ﾌｨﾅﾝｼｬﾙｸﾞﾙｰﾌﾟ
(コード番号 8316)
プ ロ ミ ス 株 式 会 社
(コード番号 8574)

三井住友フィナンシャルグループとプロミスの業務提携契約締結に関するお知らせ

株式会社三井住友フィナンシャルグループ(社長:西川善文。以下、SMFG)と、プロミス株式会社(社長:神内博喜。以下、プロミス)は、本年6月21日に合意しましたコンシューマー・ファイナンス事業における戦略的提携について、その後、提携内容の詳細について協議を続けてきましたが、このたび、下記の内容の業務提携契約を締結しましたのでお知らせします。

記

Ⅰ. 戦略的提携の趣旨(本年6月21日公表分)

経済の成熟、個人の価値観・ライフスタイルの多様化等が進み、我国におけるコンシューマー・ファイナンス事業が今後大きな変貌を遂げつつ、さらに拡大していくことが予想される中、SMFGとプロミスは、双方の培ってきたブランド、顧客基盤、ノウハウ、経験等の融合により、双方のお客さまに対して最高の商品・サービスの提供を行い、コンシューマー・ファイナンス事業において我国トップの地位を構築してまいります。

Ⅱ. 業務提携内容

SMFGの子会社である株式会社三井住友銀行(以下、SMBC)とプロミスは、以下の内容により、平成17年4月を目処に、コンシューマーローンの提供を開始します。また、同時期を目処に、プロミスは株式会社ジャパンネット銀行(以下、ジャパンネット銀行)の販売するローンの保証を開始します。その他、SMFGグループ企業とプロミスとの各種業務提携についても引き続き協議を進め、順次具体策をまとめる予定です。

1. SMBCとプロミスとの提携によるコンシューマーローンの提供

(1) 基本構造

① SMBC、プロミス、ならびにSMBCとプロミスの出資による新合弁会社(以下、JV)の3者で、8%～25.55%の金利帯で、コンシューマーローンを提供します。

・ SMBC、JVのローン商品はプロミスが保証を行い、プロミスグループにおいて与信審査から債権管理・回収までを全面的に支援し、総合的に与信をコントロールします。

	金 利	担保／保証人
SMBC	8%～12%	無担保／プロミス保証
JV	15%～18%	無担保／プロミス保証
プロミス	18%～25.55%	無担保／無保証

② SMBC(またはJV)に申し込みを行われたお客さまで、審査結果がご希望に添えなかった場合、お客様のご意向により、JV(またはプロミス)のコンシューマーローンをご紹介します。

③ 新たに開発するチャネルとして、新型ACM※(自動契約・申込機)をSMBC店舗に設置します。新型ACMでは、SMBC、JV、プロミスのコンシューマーローンの申込・契約を受け付けます。平成17年4月の本取組開始時点で400台設置し、平成18年3月までに580台体制とする計画です。

※ACM:Automatic Contract Machineの略。

④ JVについては、本年11月を目処に合弁契約を締結する予定で、早期立ち上げに向けた準備を進めています。なお、出資比率はプロミス51%、SMBC49%の予定です。

(2) 事業計画

① 貸付金残高形成の目処

・本取組開始3年後の貸付金残高として、SMBC2,000億円、JV2,000億円、プロミス1,000億円の計5,000億円を見込んでいます。

② 収益の目処

・事業収支としては、本取組開始3年後に単年度黒字、4年後に累損一掃を見込んでいます。

2. ジャパンネット銀行とプロミスとの提携

(1) 保証提携

・ジャパンネット銀行の既存のコンシューマーローンの新規受付分について、プロミスが保証します。(保証業務受託開始予定時期:平成17年4月目処)

(2) インターネット決済

・プロミスのインターネット返済サービス※の利用対象銀行に、新たにジャパンネット銀行が加わります。(サービス開始予定時期:平成16年12月下旬目処)

※プロミスのインターネット店舗に設けた銀行選択画面から、金融機関のインターネットバンキングにアクセスし、ご返済(振込)していただくサービスです。

(3) その他の提携

・引き続き協議を進め、平成17年3月末を目処に、具体策をまとめる予定です。

3. SMFGグループ企業とプロミスとの各種提携

・ 三井住友カード株式会社、さくらカード株式会社、三井住友銀リース株式会社、株式会社クオーク等とプロミスとの提携、スモールビジネスローンの共同研究他について、引き続き協議を進め、順次具体策をまとめる予定です。

4. プロミスのローン申込機(「超速」)のSMBC店舗内への設置

・ 本年10月より、SMBC店舗内にプロミスのローン申込機(「超速」)の設置展開を始めます。平成17年3月までに、約100台を設置する予定です。なお、設置した「超速」は、新型ACMの設置展開状況に合わせ、順次新型ACMへと切り替えていく予定です。

以上

※本件についてのご照会は、下記宛までお願い致します。
・SMFG 広報部 古舘 Tel 03-5512-2678
・プロミス 広報部 勝見・吉田・玉井 Tel 03-3213-2545

Exhibit B3(i)

Sumitomo Mitsui Financial Group, Inc.
Promise Co., Ltd.

Business Alliance between Sumitomo Mitsui Financial Group and Promise

Tokyo, September 27, 2004 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG," President and CEO: Yoshifumi Nishikawa) and Promise Co., Ltd. ("Promise," President: Hiroki Jinnai) today signed a business alliance agreement based on the agreement reached on June 21, 2004, to form a strategic alliance in the consumer finance business.

I. Purpose of Strategic Alliance (as announced in June 21, 2004 press release)

The consumer finance business is expected to grow further as it changes significantly in step with the maturing of economy and diversification of consumers' sense of value and lifestyles. Under such circumstances, SMFG and Promise aim to establish the No. 1 consumer finance business in Japan by providing the best products and services through leveraging their respective resources such as brands, customer base, expertise, and experience.

II. Outline of Business Alliance

Sumitomo Mitsui Banking Corporation ("SMBC"), a wholly-owned subsidiary of SMFG, and Promise will join forces with the aim of providing consumer loan products starting in April 2005 as described below. Under the same timeline, Promise will commence guaranteeing loans to be extended by The Japan Net Bank Limited ("JNB"). Talks on other business alliances between SMFG group companies and Promise are moving forward and the specifics will be decided accordingly.

1. SMBC-Promise Alliance to Provide Consumer Loan Products

1.1 Basic Structure

1.1.1 SMBC, Promise, and a joint venture ("JV") to be established by the two companies will provide loan products with interest rates ranging from 8% to 25.55%.

- Promise will guarantee the loans to be extended by SMBC and JV. It will also fully support them from credit screening to credit monitoring and loan collection so that comprehensive credit management can be implemented.

	Interest rate	Collateral, Guarantor
SMBC	8% ~ 12%	Unsecured, Promise
JV	15% ~ 18%	Unsecured, Promise
Promise	18% ~ 25.55%	Unsecured, No guarantor

1.1.2 Customers who do not meet the credit screening criteria of SMBC (or JV) will be introduced to JV (or Promise), should customers so desire.

1.1.3 As a new marketing channel, a new type of automatic contract machine ("ACM") will be installed at SMBC branches. The new ACMs will handle applications and contracting of loan products of SMBC, JV, and Promise. 400 units of ACMs will be installed at the start of business under the alliance in April 2005. Further, the number of ACMs is scheduled to increase to 580 by March 2006.

1.1.4 The joint venture agreement is expected to be concluded by November 2004, and preparations are being made for an early establishment of JV. Promise and SMBC will own 51% and 49% of JV shares, respectively.

1.2 Business Plan

1.2.1 Loan Balance

The loan balance three years after the commencement of business under the alliance is expected to comprise as follows.

- SMBC: JPY200 billion
- JV: JPY200 billion
- Promise: JPY100 billion

} JPY500 billion

1.2.2 Profit

The business is expected to be in the black by the third year of business and have no cumulative losses by the fourth year.

2. JNB-Promise Alliance

2.1 Guarantee

Promise will guarantee loans to be newly extended by JNB under its existing loan frameworks (expected to start guaranteeing in April 2005).

2.2 Internet Settlement

Promise has an Internet settlement service whereby loan payments can be made over the Internet by transferring money from a bank account (see below). JNB will be added to the list of banks (expected to start service by late December 2004).

Internet settlement service: Promise's Internet branch has a bank selection screen. When a bank is selected, the bank's Internet banking service is automatically accessed so that loan payment amount can be remitted to Promise.

2.3 Other Alliances

Talks on other alliances are moving forward and the specifics will be decided accordingly by the end of March 2005.

3. Alliances between SMFG group companies and Promise

Talks on alliances between Promise and Sumitomo Mitsui Card Co., Ltd., SAKURA CARD CO, Ltd., SMBC Leasing Co. Ltd., QUOQ Inc. and other SMFG group companies, joint development of small business loans, etc. are moving forward and the specifics will be decided accordingly.

4. Installation of Promise's Loan Processing Machine at SMBC Branches

Starting this October, Promise's loan processing machine "*Chosoku*" (super-fast) will be installed at SMBC branches. About 100 units of *Chosoku* will be installed by March 2005, and thereafter, *Chosoku* machines will be gradually replaced by the new ACMs with the new network being expanded.

平成16年9月30日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号 8316）

公的資金優先株式の返済及び自己株式の取得に関するお知らせ

（商法第211条の3第1項第2号の規定に基づく自己株式の取得）

株式会社三井住友フィナンシャルグループ（社長　西川善文）は、整理回収機構にお引受けいただいております第一種優先株式及び第三種優先株式の一部（合計2,010億円）に関し、下記1.の通り、整理回収機構を通じて預金保険機構に対し普通株式への転換及び転換後の普通株式の処分の申出を行い、本日、承認をいただきましたので、お知らせいたします。

また、この転換後の普通株式の処分に対応すべく、本日開催の取締役会において、下記2.の通り、商法第211条の3第1項第2号の規定に基づき自己株式を取得することを決議いたしましたので、あわせてお知らせいたします。

記

1. 公的資金優先株式の返済

(1)優先株式の普通株式への転換

以下の公的資金優先株式につき、整理回収機構による転換権の行使を預金保険機構に承認していただき、普通株式に転換していただきます。

名称	第一種優先株式	第三種優先株式	合計
転換総額	960億円	1,050億円	2,010億円
転換される優先株式数	32,000株	105,000株	－
転換価格	947,100円	349,600円	－
転換請求日	平成16年9月30日	平成16年9月30日	－
転換により発行される普通株式数	101,362.06株	300,343.25株	401,705.31株

(2)転換により発行される普通株式の処分

上記（1）の転換により整理回収機構が取得する普通株式については、当社申出により処分していただくものであります。当該処分に対応すべく、当社は、取得金額（上限）2,700億円の範囲内で東京証券取引所のToSTNeT-2（終値取引）により、早期に自己株式（普通株式）を買い受ける予定です。

なお、買受により取得いたします普通株式に関しましては、取得後当面の間、自己株式として保有することといたします。

（ご参考）

今回、一部転換権の行使を要請した公的資金優先株式の概要

名称	第一種優先株式	第三種優先株式
当初発行日	平成11年3月31日	平成11年3月31日
発行株数	67,000株	800,000株
発行価額	1株につき3百万円	1株につき1百万円
発行総額	2,010億円	8,000億円

上記以外の公的資金優先株式の概要

名称	第二種優先株式
当初発行日	平成11年3月31日
発行株数	100,000株
発行価額	1株につき3百万円
発行総額	3,000億円

2. 自己株式の取得

(1)自己株式の取得を行う理由

公的資金優先株式の転換により発行される普通株式等の買受を行うため。

(2)取得の内容

①取得する株式の種類　：当社普通株式
②取得する株式の総数　：405,000株（上限）
　（発行済普通株式総数に対する割合 6.5％）
③株式の取得価額の総額　：2,700億円（上限）
④自己株式取得の日程　：平成16年10月1日～平成17年3月31日

（ご参考）

平成16年9月30日時点の自己株式（普通株式）の保有状況

発行済普通株式総数（自己株式を除く）	6,202,692.74株
自己株式数	2,686.44株

(注)発行済普通株式総数（自己株式を除く）には、上記1.(1)の転換により発行される普通株式数を含みます。

以　上

＜本件に関するお問い合わせ先＞
広報部　古舘　TEL 03-5512-2678

Notice regarding Repayment of Public Fund Preferred Stocks and Repurchase of Capital Stock

(Repurchase of Capital Stock Pursuant to Article 211-3, Paragraph 1, Item 2, of the Commercial Code of Japan)

TOKYO, September 30th, 2004 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG," President and CEO: Yoshifumi Nishikawa) hereby announces that it had requested the Deposit Insurance Corporation of Japan ("DIC") through the Resolution and Collection Corporation ("RCC") for a partial conversion of its Type1 and Type 3 preferred stocks (aggregate amount of conversion: JPY201 billion) owned by RCC into common stock and disposal of such shares of common stock upon conversion, and the request was approved today as described below in Section 1.

SMFG also announces that, with a view to repurchasing the common shares issued upon conversion, the Board of Directors of SMFG resolved at the meeting held today that repurchase of capital stock, pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan, be made as outlined below in Section 2.

PARTICULARS

1. Repayment of Public Fund Preferred Stocks

(1) Conversion of Preferred Stocks into Common Stock

At the request of SMFG, DIC approves the exercise of conversion rights by RCC regarding the preferred stocks below, and RCC converts a part of the preferred stocks into common stock.

Type of Preferred Stock	Type 1 Preferred Stock	Type 3 Preferred Stock	Total Amount
Total Amount of Conversion	JPY 96 billion	JPY 105 billion	JPY 201 billion
Number of Shares of Preferred Stock to be Converted	32,000 shares	105,000 shares	–
Conversion Price	JPY 947,100	JPY 349,600	–
Date of Conversion	September 30, 2004	September 30, 2004	–
Number of Shares of Common Stock to be Issued upon Conversion	101,362.06 shares	300,343.25 shares	401,705.31 shares

(2) Disposal of Common Shares Issued upon Conversion

At the request of SMFG, RCC will dispose the common shares it will obtain as a result of the conversion as described in Section 1-(1) above. SMFG will repurchase the common shares up

to the authorized acquisition amount of JPY270 billion through the Tokyo Stock Exchange Trading Network System (closing price orders), with a view to repurchasing the common shares disposed of by RCC.

SMFG intends to hold the repurchased common shares as treasury stock for the time being.

(REFERENCE)

Summary of the public fund preferred stocks on which RCC will exercise its conversion rights upon SMFG's request:

Type of Preferred Stock	Type 1 Preferred Stock	Type 3 Preferred Stock
Original Date of Issue	March 31, 1999	March 31, 1999
Number of Shares Issued and Outstanding	67,000 shares	800,000 shares
Issue Price	JPY 3,000,000 per share	JPY 1,000,000 per share
Aggregate Amount of Issue	JPY 201 billion	JPY 800 billion

Summary of public fund preferred stocks other than the above:

Type of Preferred Stock	Type 2 Preferred Stock
Original Date of Issue	March 31, 1999
Number of Shares Issued and Outstanding	100,000 shares
Issue Price	JPY 3,000,000 per share
Aggregate Amount of Issue	JPY 300 billion

2. Repurchase of Capital Stock

(1) Reason for Repurchase

To buy back the common shares issued upon conversion of the public fund preferred stocks

(2) Details of Repurchase

a. Type of capital stock to be repurchased : SMFG's common stock

b. Total number of shares to be repurchased : Up to 405,000 shares (6.5% of the aggregate number of outstanding shares of common stock)

c. Total amount of repurchase price : Up to JPY 270 billion

d. Schedule for repurchase : From October 1, 2004 to March 31, 2005

(REFERENCE)

<Number of common shares held as treasury stock as of September 30, 2004>

Number of outstanding common shares (excluding treasury stock)	: 6,202,692.74 shares
Number of common shares held as treasury stock	: 2,686.44 shares

(Note) The number of outstanding common shares (excluding treasury stock) includes the number of shares issued upon conversion as described in Section 1-(1) above.